Mail Stop 3561
	March 7, 2006

David F. Dyer
Chief Executive Officer and President
Tommy Hilfiger Corporation
9/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong

          Re:	Tommy Hilfiger Corporation
	Amendment No. 1 to Preliminary Proxy Statement on Schedule
14A
	Filed February 24, 2006
	File No. 1-11226
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed November 18, 2005
	File No. 1-11226

Dear Mr. Dyer:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

The Merger, page 19

Background of the Merger, page 19
1. Please clarify whether Mr. Onnink had any involvement in the negotiations between Apax and the company.
2. Please clarify the statement on page 24 indicating that Messrs. Onnink and Gehring were permitted to discuss with Apax their "potential participation in a transaction." Please discuss the nature of these negotiations.
3. We note your response to comment 6 in our letter dated February 17, 2006. Please advise us of the expected equity ownership levels for Messrs. Onnink and Gerhing on an individual basis, and advise us of the amount of revenues, assets and net income of the company attributable to Tommy Hilfiger Europe. Also, please tell us about the extent of Mr. Hilfiger`s ownership interest in the surviving company. We note that you have not finalized these terms, but you should provide us with a range of possible ownership levels following the transaction.

Form 10-K for the year ended March 31, 2005
4. Where a comment below requests additional disclosures to be included, please show us in your response what the revised disclosures will look like. Unless otherwise indicated in our comment, these additional disclosures should be included in your future filings.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 23

Results of Operations
5. We note your response to comment 11 in our letter dated
February
17, 2006 regarding your discussion of the change in comparable store sales. Your current discussion of comparable store sales as presented on page 30 is very general and does not provide specific information on the percentage change over the prior year. Please revise your discussion of comparable store sales to present the percentage change in sales for this group of stores in the current period when compared with the prior year. Please also clarify which stores you include in your calculation when arriving at your percentage change in comparable store sales for each period presented.
6. We note your response to comment 12 in our letter dated
February
17, 2006 regarding the need to quantify the incremental impact of each individual business reason when there is more than one business reason causing the overall change between periods. In the example that you presented using the U.S. Wholesale Segment, it would also be appropriate to disclose the difference in store count year over year, and the amount of new sales generated by the new product initiatives which generated higher costs.

Liquidity and Capital Resources, page 36
7. We note your response to comment 13 in our letter dated
February
17, 2006 regarding the inclusion of amounts to be paid from employment and licensing arrangements and agreements. Please confirm to us if the $19.234 million for all of the periods presented in your revised table of contractual cash obligations include all of the amounts expected to be paid to Mr. Hilfiger under his current lifetime employment agreement with THUSA.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

(k)  Revenue Recognition, page F-11
8. We note your response to comment 14 in our letter dated
February
17, 2006 relating to the impact on your business you expect from the merger of Federated and May Department Stores. You state in your response that the immaterial impact of the stores closed to date, but did not address the impact of Macy`s displacing orders of your products in favor of selling more of their lower cost products from their private labels such as Charter Room. Please revise your disclosure here or in Management`s Discussion and Analysis to discuss the impact of this trend on your results of operations in future periods.

(n)  Advertising Costs, page F-12
9. We note your response to comment 15 in our letter dated
February
17, 2006 regarding your disclosure of gross advertising costs.
You
state in the second paragraph of the revised disclosure presented in your response that you enter into cooperative advertising programs, and you also state the amount of expenses for each of the fiscal years of 2003, 2004 and 2005. Please tell us if you have netted the amounts contributed by your retail partners in arriving at the expense amounts of $5,770, $7,252 and $9,653 for fiscal years 2005,
2004 and 2003. If so, please revise your disclosure in Management`s
Discussion and Analysis to include the amounts received from other retailers and disclose if you would continue the same level of advertising in future periods if you did not continue to receive the funds contributed from the other retailers.


* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Milwood Hobbs at (202) 551-3241 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding accounting comments. Please contact Matthew Benson at
(202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-
3238
with any other questions you may have.


						Sincerely,



								H. Christopher Owings
								Assistant Director



cc:	Michael Gat, Esq.
	Wachtell, Lipton, Rosen & Katz
	Via Fax - (212) 403-2310
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David F. Dyer
Tommy Hilfiger Corporation
March 7, 2006
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